SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
for the period ended 30 September 2008
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA, INC AND BP p.l.c.; THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c.,THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333 67206) OF BP P.L.C., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO 333-1326190) OF BP P.L.C., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c.,AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EX-99.1
EX-99.2

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 30 SEPTEMBER 2008*

		Page

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-September 2008	3 - 13, 21, 23

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-September 2008	14 - 20, 24-31

3.	Environmental, Operating and Other Information	22

4.	Signatures	32

5.	Exhibit 99.1: Computation of Ratio of Earnings to Fixed Charges	33

	Exhibit 99.2: Capitalization and Indebtedness	34

* In this Form 6-K, references to the nine months 2008 and nine months 2007 refer to the nine-month periods ended 30 September 2008 and 30 September 2007 respectively. References to third quarter 2008 and third quarter 2007 refer to the three-month periods ended 30 September 2008 and 30 September 2007 respectively.

Group results January – September 2008

Third quarter			Nine months
2007	2008	$ million	2008(b)	2007

4,406	8,049	Profit for the period(a)	24,501	16,446

11.33	24.59	– per ordinary share (pence)	68.89	43.02
23.18	42.93	– per ordinary share (cents)	130.21	85.61
1.39	2.58	– per ADS (dollars)	7.81	5.14

●	The following discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended 31 December 2007 in BP’s Annual Report on Form 20-F for the year ended 31 December 2007.

●	BP’s third-quarter profit was $8,049 million, compared with $4,406 million a year ago, an increase of 83%. For the nine months, profit was $24,501 million compared with $16,446 million a year ago, up 49%. The third-quarter profit included inventory holding losses of $1,980 million compared with gains of $363 million in the same quarter last year. For the nine months, inventory holding gains were $1,495 million compared with $1,471 million for the first nine months of 2007. See footnote (c) below for further information.

●	Non-operating items and fair value accounting effects for the third quarter had a net $1,147 million favourable impact compared to a net $448 million unfavourable impact for the third quarter of 2007. For the nine months, the respective amounts were $632 million unfavourable and $561 million favourable – see further details on page 4. The largest non-operating item for the third quarter was a fair value gain on embedded derivatives which amounted to $1,098 million on a pre-tax basis. For the nine months, the fair value loss on embedded derivatives amounted to $1,673 million on a pre-tax basis. See page 21 for further information.

●	Net cash provided by operating activities for the quarter and nine months was $14.9 billion and $32.5 billion compared with $6.4 billion and $20.4 billion respectively a year ago.

●	The effective tax rate on profit for the third quarter was 33% and for the nine months was 35%; a year ago, the rates were 33% and 32% respectively.

●	Net debt at the end of the quarter was $22.0 billion compared to $22.2 billion a year ago. The ratio of net debt to net debt plus equity was 17%, compared with 20% a year ago. Net debt is defined on page 6. Gross debt at the end of the quarter was $28.3 billion compared to $25.2 billion a year ago. The ratio of gross debt to gross debt plus equity was 21%, compared with 22% a year ago.

●	Total capital expenditure and acquisitions was $8.9 billion for the quarter and $23.7 billion for the nine months. Capital expenditure, excluding acquisitions and asset exchanges and excluding the accounting for our transactions with Husky (see page 28) and Chesapeake (see page 19), was $5.2 billion for the quarter, $14.9 billion for the nine months and is expected to be around $21-22 billion for the year. Disposal proceeds were $365 million for the quarter and $700 million for the nine months.

●	The quarterly dividend, to be paid in December, is 14 cents per share ($0.84 per ADS) compared with 10.825 cents per share a year ago. For the nine months, the dividend showed an increase of 30%. In sterling terms, the quarterly dividend is 8.705 pence per share, compared with 5.308 pence per share a year ago; for the nine months, the increase was 43%. During the quarter, the company repurchased 92.9 million of its own shares for cancellation at a cost of $911 million. For the nine months, share repurchases were 269.8 million at a cost of $2.9 billion.
(a)	Profit attributable to BP shareholders.

(b)	Previously reported first half 2008 data has been amended. See note 2(d) on page 26 for further details.

(c)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies incurred during the period and the cost of sales calculated on the first-in first-out (“FIFO”) method including any changes in provisions where the net realisable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based upon the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis (and any related movements in net realisable value provisions) and the charge which would arise using average cost of supplies incurred during the period. For this purpose, average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information. Effective 1 January 2008, inventory holding gains and losses disclosed above include the associated tax effect. Previously the tax effect was not included. Comparative amounts have been amended to the new basis.

The commentaries above and following should be read in conjunction with the cautionary statement on page 13.

Non-operating items and fair value accounting effects

Non-operating items(a)

Third quarter			Nine months
2007	2008	$ million	2008	2007

10	1,118	Exploration and Production	(1,234)	1,145
(344)	–	Refining and Marketing	510	194
(201)	(128)	Other businesses and corporate	(332)	(175)

(535)	990		(1,056)	1,164
174	(331)	Taxation(b)	383	(365)

(361)	659		(673)	799

Fair value accounting effects(c)

Third quarter			Nine months
2007	2008	$ million	2008	2007

		Exploration and Production
198	739	Unrecognized gains (losses) brought forward from previous period	107	155
(234)	(642)	Unrecognized (gains) losses carried forward	(642)	(234)

(36)	97	Favourable (unfavourable) impact relative to management’s measure of performance	(535)	(79)

		Refining and Marketing
274	489	Unrecognized gains (losses) brought forward from previous period	429	72
(367)	147	Unrecognized (gains) losses carried forward	147	(367)

(93)	636	Favourable (unfavourable) impact relative to management’s measure of performance	576	(295)

(129)	733		41	(374)
42	(245)	Taxation(b)	–	136

(87)	488		41	(238)

Total of non-operating items and fair value accounting effects

Third quarter			Nine months
2007	2008	$ million	2008	2007

(26)	1,215	Exploration and Production	(1,769)	1,066
(437)	636	Refining and Marketing	1,086	(101)
(201)	(128)	Other businesses and corporate	(332)	(175)

(664)	1,723		(1,015)	790
216	(576)	Taxation(b)	383	(229)

(448)	1,147		(632)	561

(a)	Non-operating items are charges and credits that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. The main categories of non-operating items in the periods presented are: impairments; gains or losses on sale of fixed assets and the sale of businesses; environmental remediation; restructuring, integration and rationalisation costs; and changes in the fair value of embedded derivatives. These disclosures are provided in order to enable investors better to understand and evaluate the group’s financial performance. An analysis of non-operating items by type is provided on page 21 and a geographical analysis is shown on pages 8, 10 and 11.

(b)	The figure shown for taxation is calculated using the quarter’s effective tax rate on group profit.

(c)	Information on fair value accounting effects is non-GAAP. An explanation of fair value accounting effects is provided on page 12.

Per share amounts

Third quarter			Nine months
2007	2008		2008(c)	2007

		Results for the period ($ million)
4,406	8,049	Profit(a)	24,501	16,446

19,019,579	18,725,073	Shares in issue at period end (thousand)(b)	18,725,073	19,019,579
3,169,930	3,120,846	– ADS equivalent (thousand)(b)	3,120,846	3,169,930
19,061,853	18,746,202	Average number of shares outstanding (thousand)(b)	18,815,131	19,209,757
3,176,976	3,124,367	– ADS equivalent (thousand)(b)	3,135,855	3,201,626
128,253	92,861	Shares repurchased in the period (thousand)	269,757	541,975

		Per ordinary share (cents)
23.18	42.93	Profit for the period	130.21	85.61

		Per ADS (cents)
139.08	257.58	Profit for the period	781.26	513.66

(a)	Profit attributable to BP shareholders.

(b)	Excludes treasury shares.

(c)	Previously reported first half 2008 data has been amended. See note 2(d) on page 26 for further details.
Dividends

Dividends payable
BP today announced a dividend of 14 cents per ordinary share to be paid in December. Holders of ordinary shares will receive 8.705 pence per share and holders of American Depository Receipts (ADRs) $0.84 per ADS. The dividend is payable on 8 December to shareholders on the register on 14 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 December.
Dividends paid

Third quarter			Nine months
2007	2008		2008	2007

		Dividends paid per ordinary share
10.825	14.000	cents	41.050	31.475
5.278	7.039	pence	20.682	15.687
64.95	84.00	Dividends paid per ADS (cents)	246.30	188.85

Net debt ratio – net debt: net debt + equity

Third quarter			Nine months
2007	2008	$ million	2008(a)	2007

25,245	28,300	Gross debt	28,300	25,245
640	149	Less: fair value asset (liability) of hedges related to finance debt	149	640

24,605	28,151		28,151	24,605
2,410	6,142	Cash and cash equivalents	6,142	2,410

22,195	22,009	Net debt	22,009	22,195

91,494	106,790	Equity	106,790	91,494
20%	17%	Net debt ratio	17%	20%

(a)	Previously reported first half 2008 data has been amended. See note 2(d) on page 26 for further details.
Net debt and net debt ratio are non-GAAP measures. We believe that these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis. See Note 2(c) on page 26 for further information.

Exploration and Production

Third quarter			Nine months
2007	2008	$ million	2008	2007

6,297	12,545	Profit before interest and tax(a)	33,418	19,779

		By region:
633	2,488	UK	3,287	2,860
227	424	Rest of Europe	1,050	1,137
1,774	3,677	US	10,406	5,718
3,663	5,956	Rest of World	18,675	10,064

6,297	12,545		33,418	19,779

(a)	Includes profit after interest and tax of equity-accounted entities
The profit before interest and tax for the third quarter and first nine months of 2008 was $12,545 million and $33,418 million respectively, increases of 99% and 69% over the same periods of 2007. These figures included inventory holding losses of $164 million and $134 million respectively compared with inventory holding losses of $10 million in the third quarter and inventory holding gains of $47 million for the first nine months of 2007. The increases in both periods were primarily due to higher oil and gas realizations. Additionally, the results reflected a higher contribution from the gas marketing and trading business, but were impacted by higher production taxes and higher depreciation. Costs were higher, driven by sector-specific inflation, but this was substantially mitigated by reductions resulting from our focus on cost control. The results also included higher earnings from equity-accounted entities, primarily from TNK-BP. The third-quarter result benefited from gains from non-operating items (see below).
The net non-operating gain of $1,118 million in the third quarter primarily comprises fair value gains on embedded derivatives. In the first nine months, the net non-operating charge was $1,234 million with the most significant item being fair value losses on embedded derivatives partly offset by the reversal of certain provisions and of a previous impairment charge. The corresponding periods in 2007 contained net non-operating gains of $10 million and $1,145 million respectively. Additionally, in the third quarter, fair value accounting effects had a favourable impact of $97 million compared with an unfavourable impact of $36 million a year ago. For the first nine months, the unfavourable effect was $535 million compared with an unfavourable effect of $79 million a year ago. Information on fair value accounting effects is set out on page 12.
Reported production for the quarter was 2,322mboe/d for subsidiaries and 1,342mboe/d for equity-accounted entities, compared with 2,381mboe/d and 1,270mboed in the third quarter of 2007. Total production, after adjusting for the impact of lower entitlement in our production-sharing agreements (PSAs), was around 5% higher than the third quarter of 2007. The continued ramp-up of production following the start-up of major projects in late 2007 and the first half of 2008 more than offset the impacts of hurricanes in the Gulf of Mexico and other operational events in the third quarter.
Reported production for the first nine months was 2,486mboe/d, for subsidiaries and 1,316mboe/d for equity-accounted entities, compared with 2,519mboed and 1,269mboed in the same period of the previous year. Total production for the first nine months, after adjusting for the effect of entitlement changes in our PSAs, was around 6% higher than the same period of 2007.
In the Gulf of Mexico, we progressed the commissioning of Thunder Horse (BP 75% and operator) with the start-up of the second well. In Australia, the North West Shelf Venture’s fifth LNG processing train became fully operational and, shortly after the end of the quarter, its third major offshore gas production facility (Angel) began producing. BP is one of six equal participants in the North West Shelf Project.
Also during the quarter, Sonatrach announced exploration success in Algeria with the Tin Zaouatene-1 (TZN-1) discovery in the Bourarhet Sud Blocks 230 & 231 (BP 49% and operator). Shortly after the end of the quarter, we announced a discovery in the Freedom prospect in the deepwater Gulf of Mexico (BP 25% and operator) and, jointly with Sonangol, we announced Dione, our sixteenth discovery in ultra-deepwater Block 31, offshore Angola (BP 26.67% and operator).
In August, we completed the acquisition of Chesapeake Energy Corporation’s interests in approximately 90,000 net acres of leasehold and producing natural gas properties in the Arkoma Basin Woodford Shale play for $1.75 billion. In addition, in September, we acquired a 25% interest in Chesapeake’s Fayetteville Shale assets in Arkansas for $1.9 billion. As a result of this transaction, BP acquired approximately 135,000 net acres of leasehold.
In the fourth quarter, we expect increased production reflecting normal seasonal patterns, continuing project ramp-ups and recovery from the hurricanes in the Gulf of Mexico and other operational events in the third quarter.

Exploration and Production

Third quarter			Nine months
2007	2008	$ million	2008	2007

		Non-operating items
21	1,093	UK	(1,683)	337
7	–	Rest of Europe	–	538
(15)	3	US	(13)	156
(3)	22	Rest of World	462	114

10	1,118		(1,234)	1,145

		Fair value accounting effects(a)
(22)	11	UK	(119)	12
–	–	Rest of Europe	–	–
(19)	136	US	(242)	(96)
5	(50)	Rest of World	(174)	5

(36)	97		(535)	(79)

		Exploration expense
2	5	UK	105	29
–	–	Rest of Europe	–	–
60	59	US	178	191
182	168	Rest of World	360	335

244	232		643	555

		Liquids(b)
71.12	111.47	Average prices realized by BP(c)($/bbl)	103.96	62.00
1,170	1,128	Production for subsidiaries (mb/d) (net of royalties)	1,245	1,285
1,123	1,155	Production for equity-accounted entities (mb/d) (net of royalties)	1,136	1,110

		Natural gas
3.93	6.49	Average prices realized by BP(c)($/mcf)	6.32	4.42
7,026	6,929	Production for subsidiaries (mmcf/d) (net of royalties)	7,196	7,157
853	1,082	Production for equity-accounted entities (mmcf/d) (net of royalties)	1,044	920

		Total hydrocarbons(d)
46.36	73.49	Average prices realized by BP(c)($/boe)	70.31	44.05
2,381	2,322	Production for subsidiaries (mboe/d)	2,486	2,519
1,270	1,342	Production for equity-accounted entities (mboe/d)	1,316	1,269

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on pages 4 and 12.

(b)	Crude oil and natural gas liquids.

(c)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e)	Additional operating information is provided on pages 19, 22 and 23
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Refining and Marketing

Third quarter			Nine months
2007	2008	$ million	2008	2007

931	(823)	Profit before interest and tax(a)	6,180	6,009

		By region:
(13)	30	UK	223	893
623	172	Rest of Europe	2,838	2,133
(131)	(1,343)	US	1,502	1,798
452	318	Rest of World	1,617	1,185

931	(823)		6,180	6,009

(a)	Includes profit after interest and tax of equity-accounted entities.
The loss before interest and tax for the third quarter was $823 million compared with a profit of $931 million a year ago. For the nine months, profit before interest and tax was $6,180 million compared with $6,009 million a year ago. This included inventory holding losses of $2,795 million for the third quarter and inventory holding gains of $2,420 million for the first nine months, compared with inventory holding gains of $560 million and $2,092 million for the third quarter and first nine months of 2007. The net impact of non-operating items, which is included in the results, was nil in the quarter and was a gain of $510 million in the nine months. A year ago, the results included a net non-operating charge of $344 million for the quarter and a net non-operating gain of $194 million for the nine months. Fair value accounting effects had favourable impacts of $636 million for the current quarter and $576 million for the nine months. A year ago, the impacts were unfavourable by $93 million for the quarter and $295 million for the nine months. Information on fair value accounting effects is set out on page 12.
We continue to make good progress with the turnaround of the segment, delivering underlying year-on-year performance improvement in both Fuels Value Chains (FVCs) and International Businesses, against a weaker external business environment. Compared with 2007, the third-quarter result benefited from stronger commercial refining, supply and trading performance in the FVCs and improved marketing performance, partially offset by a negative foreign exchange effect caused by the strengthening of the US dollar. For the nine months, in addition to these factors, improved refinery operations have in part mitigated the impact of a considerably lower refining margin environment. The International Businesses continued to deliver a strong performance in the third quarter. Progress on our efficiency improvements has helped to offset the effects of inflation and higher energy costs.
Refining throughputs for the quarter and nine months were 2,185mb/d and 2,197mb/d respectively, compared with 2,148mb/d and 2,169mb/d for the same periods last year, the increases being primarily driven by the recoveries at the Texas City and Whiting refineries, partially offset by the net loss of throughput from previous disposals and acquisitions. Solomon availability was 4.3 percentage points higher than a year ago. Relative to the second quarter of 2008, it was slightly lower, as a result of the disruption at the Texas City refinery in September caused by Hurricane Ike. Most of the refinery units were restarted within two weeks after the hurricane shutdown. In addition, we successfully started up the second residue hydrotreater train on 1 October and have completed mechanical work on ultraformer number 3. This unit is expected to start production during the fourth quarter, completing the restoration of the economic capability of Texas City refinery.
On 29 August 2008, BP announced an agreement with Enbridge Inc. to develop a new delivery system to transport Canadian heavy crude oil from Flanagan, Illinois, to Houston and Texas City, Texas. The system is expected to be in service by late 2012 with an initial capacity of 250,000 barrels per day. The joint investment of the phased capacity additions is expected to be in the range of $1-2 billion.
Refinery turnaround activities are expected to be higher in the fourth quarter than in the third. The slowing of global economies, exacerbated by the current instability in global financial markets, remains a key risk to our marketing and supply businesses.

Refining and Marketing

Third quarter			Nine months
2007	2008	$ million	2008	2007

		Non-operating items
(4)	9	UK	(50)	677
(16)	(10)	Rest of Europe	(127)	(72)
(316)	13	US	771	(204)
(8)	(12)	Rest of World	(84)	(207)

(344)	–		510	194

		Fair value accounting effects(a)
45	270	UK	89	(53)
2	122	Rest of Europe	99	(115)
(142)	174	US	322	(133)
2	70	Rest of World	66	6

(93)	636		576	(295)

		Refinery throughputs (mb/d)
–	–	UK	–	90
735	730	Rest of Europe	753	691
1,109	1,158	US	1,141	1,086
304	297	Rest of World	303	302

2,148	2,185	Total throughput	2,197	2,169

83.4	87.7	Refining availability (%)(b)	88.0	82.6

		Oil sales volumes (mb/d)
		Refined products
350	303	UK	313	343
1,329	1,281	Rest of Europe	1,254	1,282
1,535	1,453	US	1,468	1,559
641	662	Rest of World	690	627

3,855	3,699	Total marketing sales	3,725	3,811
1,687	2,107	Trading/supply sales	2,057	1,860

5,542	5,806	Total refined product sales	5,782	5,671
1,709	1,511	Crude oil	1,739	1,964

7,251	7,317	Total oil sales	7,521	7,635

		Global Indicator Refining Margin ($/bbl)(c)
3.82	7.13	NWE	6.46	5.03
12.58	9.87	USGC	8.22	15.74
14.31	10.47	Midwest	6.04	16.02
6.90	7.07	USWC	7.64	17.22
4.52	5.90	Singapore	6.69	5.12
8.05	8.03	Average	6.93	11.38

		Chemicals production (kte)
237	144	UK	569	739
587	711	Rest of Europe	2,076	1,990
1,117	850	US	2,908	3,240
1,569	1,358	Rest of World	4,487	4,586

3,510	3,063	Total production	10,040	10,555

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on pages 4 and 12.

(b)	Solomon refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available.

(c)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the actual margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Other businesses and corporate

Third quarter			Nine months
2007	2008	$ million	2008	2007

(522)	(35)	Profit (loss) before interest and tax(a)	(529)	(790)

		By region:
112	385	UK	147	57
(121)	(78)	Rest of Europe	(107)	(108)
(373)	(307)	US	(611)	(632)
(140)	(35)	Rest of World	42	(107)

(522)	(35)		(529)	(790)

		Results include:
		Non-operating items
1	(20)	UK	(67)	(14)
(11)	(2)	Rest of Europe	(62)	17
(195)	(105)	US	(187)	(182)
4	(1)	Rest of World	(16)	4

(201)	(128)		(332)	(175)

(a)	Includes profit after interest and tax of equity-accounted entities.
Other businesses and corporate comprises the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents) and corporate activities worldwide.
The profit before interest and tax for the third quarter was a loss of $35 million, compared with a loss of $522 million a year ago. This included inventory holding losses of $19 million and $11 million respectively. This result reflects a higher contribution from the operating businesses and lower corporate costs. For the nine months, the loss before interest and tax was $529 million in 2008 compared with a loss of $790 million a year ago. This included inventory holding gains of $14 million for the nine months 2008 compared with inventory holding losses of $8 million for the first nine months of 2007.
The net non-operating charge was $128 million for the third quarter and $332 million for the nine months. The third-quarter result included a $30 million restructuring charge, a $76 million net charge in relation to new, and revisions to existing, environmental and other provisions and a net charge of $22 million for impairment and other provisions. The prior year included a net non-operating charge of $201 million in the third quarter and $175 million for the nine months.
On 15 September, Alternative Energy announced BP’s first bioethanol production from its Brazilian biofuels joint venture, Tropical BioEnergia, a significant milestone in the implementation of BP’s biofuels strategy. Tropical BioEnergia farms sugar cane and refines it into fuel in a new 435 million litres per year (115 million US gallons per year) refinery. BP’s investment in Tropical BioEnergia is the largest made by any international oil company into Brazil’s ethanol market.
In August, BP and Verenium Corporation announced the creation of a strategic partnership to accelerate the development and commercialization of cellulosic ethanol. Under the initial phase of the strategic alliance, Verenium is to receive $90 million in funding from BP over 18 months in exchange for rights to current and future technology held within the partnership.
Also in August, BP started commercial operations at its Silver Star wind farm in Texas, a 60MW gross capacity installation in partnership with Clipper Windpower, Inc. and at Edom Hills, California, a 20MW wholly-owned wind farm. On 20 October, BP started commercial operations of phase 1 of the Sherbino wind farm in Texas. The first 150MW of the project, which has a potential capacity of 750MW, has been built through a 50:50 joint venture with Padoma Wind Power LLC, a wholly owned subsidiary of NRG Energy, Inc.

	Third quarter
	2008	2007

Wind – net rated capacity as at period end (megawatts)(a)	243	32
Solar – cell production capacity as at period end (megawatts)(b)	277	201

(a)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The equivalent capacities on a gross-JV basis (which includes 100% of the capacity of equity-accounted entities where BP has partial ownership) are 453MW as at the third quarter of 2008, 373MW as at the second quarter of 2008 and 32MW as at the third quarter last year.

(b)	Solar capacity is the theoretical cell production capacity per annum of in-house manufacturing facilities.

Non-GAAP information on fair value accounting effects

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis, respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.
IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.
BP enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table on page 4 and are non-GAAP. A reconciliation to GAAP information is set out below.
Reconciliation of non-GAAP information

Third quarter			Nine months
2007	2008	$ million	2008	2007

		Exploration and Production
6,333	12,448	Profit before interest and tax adjusted for fair value accounting effects	33,953	19,858
(36)	97	Impact of fair value accounting effects	(535)	(79)

6,297	12,545	Profit before interest and tax	33,418	19,779

		Refining and Marketing
1,024	(1,459)	Profit before interest and tax adjusted for fair value accounting effects	5,604	6,304
(93)	636	Impact of fair value accounting effects	576	(295)

931	(823)	Profit before interest and tax	6,180	6,009

FORWARD-LOOKING STATEMENTS
In order to utilize the ‘Safe Harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This report on Form 6-K contains certain forward-looking statements with respect to capital expenditure, expected phasing of underlying production, results of simplification and cost efficiency measures, refinery turnaround activities, the continuing impact of higher energy costs on refining earnings, of slowing OECD economies and high and rising wholesale prices on the marketing businesses as well as the impact of a volatile pricing environment on supply optimization activities. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘may’, ‘objective’, ‘believes’ or similar expressions. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise non-success of partnering; the actions of competitors; natural disasters and severe adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this report. In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Group income statement

Third quarter			Nine months
2007	2008		2008(a)	2007
$ million			$ million
71,334	103,174	Sales and other operating revenues	299,666	204,513
900	1,172	Earnings from jointly controlled entities - after interest and tax	3,899	2,143
204	155	Earnings from associates - after interest and tax	631	540
172	135	Interest and other revenues	566	533

72,610	104,636	Total revenues (Note 4)	304,762	207,729
228	193	Gains on sale of businesses and fixed assets	1,197	2,217

72,838	104,829	Total revenues and other income	305,959	209,946

51,810	77,234	Purchases	217,122	144,453
6,297	7,549	Production and manufacturing expenses	21,756	18,325
921	1,886	Production and similar taxes (Note 5)	5,794	2,495
2,505	2,653	Depreciation, depletion and amortization	8,285	7,559
129	54	Impairment and losses on sale of businesses and fixed assets	117	807
244	232	Exploration expense	643	555
4,137	3,794	Distribution and administration expenses	11,667	11,159
(14)	(1,098)	Fair value (gain) loss on embedded derivatives	1,673	(452)

6,809	12,525	Profit before interest and taxation	38,902	25,045
337	391	Finance costs (Note 6)	1,178	985
(164)	(153)	Net finance income relating to pensions and other post-retirement benefits (Note 7)	(473)	(486)

6,636	12,287	Profit before taxation	38,197	24,546
2,158	4,101	Taxation	13,329	7,881

4,478	8,186	Profit for the period	24,868	16,665

		Attributable to:
4,406	8,049	BP shareholders	24,501	16,446
72	137	Minority interest	367	219

4,478	8,186		24,868	16,665

		Earnings per share – cents
		Profit for the period attributable to BP shareholders
23.18	42.93	Basic	130.21	85.61
23.07	42.56	Diluted	129.04	85.19

(a)	Previously reported first half 2008 data has been amended. See note 2(d) on page 26 for further details

Group balance sheet

	30 September	31 December
	2008	2007
	$ million
Non-current assets
Property, plant and equipment	102,889	97,989
Goodwill	10,566	11,006
Intangible assets	10,040	6,652
Investments in jointly controlled entities	24,862	18,113
Investments in associates	4,199	4,579
Other investments	1,250	1,830

Fixed assets	153,806	140,169
Loans	1,151	999
Other receivables	896	968
Derivative financial instruments	5,309	3,741
Prepayments	1,194	1,083
Defined benefit pension plan surplus	8,494	8,914

	170,850	155,874

Current assets
Loans	167	165
Inventories	27,277	26,554
Trade and other receivables	39,201	38,020
Derivative financial instruments	8,384	6,321
Prepayments	3,769	3,589
Current tax receivable	332	705
Cash and cash equivalents	6,142	3,562

	85,272	78,916
Assets classified as held for sale	–	1,286

	85,272	80,202

Total assets	256,122	236,076

Current liabilities
Trade and other payables	43,948	43,152
Derivative financial instruments	9,187	6,405
Accruals	6,825	6,640
Finance debt	14,258	15,394
Current tax payable	4,013	3,282
Provisions	2,074	2,195

	80,305	77,068
Liabilities directly associated with the assets classified as held for sale	–	163

	80,305	77,231

Non-current liabilities
Other payables	2,809	1,251
Derivative financial instruments	7,915	5,002
Accruals	863	959
Finance debt	14,042	15,651
Deferred tax liabilities	21,573	19,215
Provisions	12,744	12,900
Defined benefit pension plan and other post-retirement benefit plan deficits	9,081	9,215

	69,027	64,193

Total liabilities	149,332	141,424

Net assets	106,790	94,652

Equity
BP shareholders’ equity	105,704	93,690
Minority interest	1,086	962

	106,790	94,652

Group statement of recognized income and expense

Third quarter			Nine months
2007	2008		2008(a)	2007
$ million			$ million
788	(3,125)	Currency translation differences	(2,092)	1,583
–	–	Exchange gain on translation of foreign operations transferred to gain on sale of businesses and fixed assets	–	(147)
(13)	(703)	Available-for-sale investments marked to market	(572)	(116)
–	(15)	Available-for-sale investments - recycled to the income statement	(20)	–
139	(594)	Cash flow hedges marked to market	(471)	180
(5)	16	Cash flow hedges - recycled to the income statement	15	(86)
(2)	(20)	Cash flow hedges - recycled to the balance sheet	(61)	(9)
90	203	Taxation	192	118

997	(4,238)	Net income (expense) recognized directly in equity	(3,009)	1,523
4,478	8,186	Profit for the period	24,868	16,665

5,475	3,948	Total recognized income and expense for the period	21,859	18,188

		Attributable to:
5,372	3,825	BP shareholders	21,503	17,917
103	123	Minority interest	356	271

5,475	3,948		21,859	18,188

(a)	Previously reported first half 2008 data has been amended. See Note 2(d) on page 26 for further details.
Movement in shareholders’ equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Currency translation differences (net of tax)	(1,822)	(11)	(1,833)
Available-for-sale investments (net of tax)	(542)	–	(542)
Cash flow hedges (net of tax)	(441)	–	(441)
Tax on share-based payments	(193)	–	(193)
Profit for the period	24,501	367	24,868

Total recognized income and expense for the period	21,503	356	21,859

Dividends	(7,723)	(232)	(7,955)
Repurchase of ordinary share capital	(2,414)	–	(2,414)
Share-based payments	648	–	648

At 30 September 2008	105,704	1,086	106,790

Group cash flow statement

Third quarter			Nine months
2007	2008		2008(a)	2007
$ million			$ million
		Operating activities
6,636	12,287	Profit before taxation	38,197	24,546
		Adjustments to reconcile profits before tax to net cash provided by operating activities
146	98	Exploration expenditure written off	326	261
2,505	2,653	Depreciation, depletion and amortization	8,285	7,559
(99)	(139)	Impairment and (gain) loss on sale of businesses and fixed assets	(1,080)	(1,410)
(1,104)	(1,327)	Earnings from jointly controlled entities and associates	(4,530)	(2,683)
1,060	759	Dividends received from jointly controlled entities and associates	2,658	2,102
(2,788)	533	Working capital and other movements	(11,380)	(9,955)

6,356	14,864	Net cash provided by operating activities	32,476	20,420

		Investing activities
(4,336)	(7,748)	Capital expenditure	(16,896)	(12,315)
(27)	–	Acquisitions, net of cash acquired	(209)	(1,225)
(122)	(194)	Investment in jointly controlled entities	(807)	(143)
(37)	(14)	Investment in associates	(21)	(146)
211	365	Proceeds from disposal of fixed assets	700	1,357
–	–	Proceeds from disposal of businesses, net of cash disposed	–	2,513
45	150	Proceeds from loan repayments	484	123
–	(200)	Other	(200)	374

(4,266)	(7,641)	Net cash (used in) provided by investing activities	(16,949)	(9,462)

		Financing activities
(1,441)	(814)	Net repurchase of shares	(2,631)	(5,761)
107	397	Proceeds from long-term financing	3,229	2,978
(369)	(65)	Repayments of long-term financing	(2,256)	(1,596)
1,426	(1,380)	Net increase (decrease) in short-term debt	(3,288)	(631)
(2,066)	(2,624)	Dividends paid - BP shareholders	(7,723)	(6,050)
(24)	(110)	- Minority interest	(232)	(159)

(2,367)	(4,596)	Net cash (used in) provided by financing activities	(12,901)	(11,219)

44	(78)	Currency translation differences relating to cash and cash equivalents	(46)	81

(233)	2,549	Increase (decrease) in cash and cash equivalents	2,580	(180)
2,643	3,593	Cash and cash equivalents at beginning of period	3,562	2,590

2,410	6,142	Cash and cash equivalents at end of period	6,142	2,410

(a)	Previously reported first half 2008 data has been amended. See Note 2(d) on page 26 for further details.

Group cash flow statement

Third quarter			Nine months
2007	2008		2008(a)	2007
$ million			$ million
		Working capital and other movements
(154)	(96)	Interest receivable	(311)	(342)
152	89	Interest received	298	340
337	391	Finance costs	1,178	985
(300)	(206)	Interest paid	(968)	(968)
(164)	(153)	Net finance income relating to pensions and other post-retirement benefits	(473)	(486)
129	128	Share-based payments	366	311
(61)	(14)	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	149	(179)
362	92	Net charge for provisions, less payments	(113)	(52)
(803)	6,096	(Increase) decrease in inventories	(1,075)	(2,134)
		(Increase) decrease in other current and
956	22,470	non-current assets	(6,000)	3,474
		Increase (decrease) in other current and
(104)	(23,736)	non-current liabilities	5,478	(4,533)
(3,138)	(4,528)	Income taxes paid	(9,909)	(6,371)

(2,788)	533		(11,380)	(9,955)

(a)	Previously reported first half 2008 data has been amended. See Note 2(d) on page 26 for further details.

Capital expenditure and acquisitions

Third quarter			Nine months
2007	2008		2008	2007
$ million			$ million
		By business

		Exploration and Production
279	323	UK	804	699
124	173	Rest of Europe	506	319
1,176	5,252	US(a)	8,268	3,785
1,721	1,682	Rest of World(b)	7,803	5,254

3,300	7,430		17,381	10,057

		Refining and Marketing
127	77	UK	207	287
379	323	Rest of Europe(c)	918	1,855
466	564	US(b)	3,523	1,115
155	152	Rest of World	380	353

1,127	1,116		5,028	3,610

		Other businesses and corporate
35	55	UK	171	113
6	8	Rest of Europe	33	18
81	228	US	958	195
23	21	Rest of World	134	35

145	312		1,296	361

4,572	8,858		23,705	14,028

		By geographical area
441	455	UK	1,182	1,099
509	504	Rest of Europe	1,457	2,192
1,723	6,044	US	12,749	5,095
1,899	1,855	Rest of World	8,317	5,642

4,572	8,858		23,705	14,028

		Included above:
2	–	Acquisitions and asset exchanges(b)(c)	2,288	1,447

Capital expenditure, excluding acquisitions and asset exchanges and excluding the accounting for our transactions with Husky (see page 28) and Chesapeake (see note (a) below), was $5,229 million for the quarter and $14,940 million for the nine months.
(a)	Third quarter 2008 includes capital expenditure of $3,652 million in Exploration and Production relating to the purchase of all of Chesapeake Energy Corporation’s interest in the Arkoma Basin Woodford Shale assets and the purchase of a 25% interest in Chesapeake’s Fayetteville Shale assets.

(b)	During the first quarter 2008 there was capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,793 million in Refining and Marketing relating to the formation of an integrated North American oil sands business with Husky Energy, Inc. Second quarter 2008 includes a further $111 million in Refining and Marketing reflecting closing adjustments relating to this transaction. Third quarter 2008 includes a reduction of $23 million in Exploration and Production reflecting closing adjustments relating to this transaction. For further information see Note 3.

(c)	Nine months ended 30 September 2007 includes $1,132 million for the acquisition of Chevron’s Netherlands manufacturing company.
Exchange rates

Third quarter			Nine months
2007	2008		2008	2007

2.02	1.89	US dollar/sterling average rate for the period	1.95	1.99
2.02	1.81	US dollar/sterling period-end rate	1.81	2.02
1.37	1.50	US dollar/euro average rate for the period	1.52	1.34
1.42	1.44	US dollar/euro period-end rate	1.44	1.42

Analysis of profit before interest and tax

Third quarter			Nine months
2007	2008		2008(a)	2007
$ million			$ million
		By business

		Exploration and Production
633	2,488	UK	3,287	2,860
227	424	Rest of Europe	1,050	1,137
1,774	3,677	US	10,406	5,718
3,663	5,956	Rest of World	18,675	10,064

6,297	12,545		33,418	19,779

		Refining and Marketing
(13)	30	UK	223	893
623	172	Rest of Europe	2,838	2,133
(131)	(1,343)	US	1,502	1,798
452	318	Rest of World	1,617	1,185

931	(823)		6,180	6,009

		Other businesses and corporate
112	385	UK	147	57
(121)	(78)	Rest of Europe	(107)	(108)
(373)	(307)	US	(611)	(632)
(140)	(35)	Rest of World	42	(107)

(522)	(35)		(529)	(790)

6,706	11,687		39,069	24,998
103	838	Consolidation adjustment	(167)	47

6,809	12,525	Total for period	38,902	25,045

		By geographical area
731	2,904	UK	3,657	3,809
718	807	Rest of Europe	3,281	3,176
1,364	2,657	US	11,713	6,918
3,996	6,157	Rest of World	20,251	11,142

6,809	12,525	Total for period	38,902	25,045

(a)	Previously reported first half 2008 data has been amended. See Note 2(d) on page 26 for further details.

Analysis of non–operating items

Third quarter			Nine months
2007	2008		2008	2007
$ million			$ million
		By business

		Exploration and Production
1	33	Impairment and gain (loss) on sale of businesses and fixed assets	165	708
(12)	(7)	Environmental and other provisions	(12)	(12)
–	(6)	Restructuring, integration and rationalization costs	(50)	–
21	1,098	Fair value gain (loss) on embedded derivatives	(1,668)	449
–	–	Other	331	–

10	1,118		(1,234)	1,145

		Refining and Marketing
105	114	Impairment and gain (loss) on sale of businesses and fixed assets	915	693
(138)	(62)	Environmental and other provisions	(62)	(138)
–	(52)	Restructuring, integration and rationalization costs	(343)	–
–	–	Fair value gain (loss) on embedded derivatives	–	–
(311)	–	Other	–	(361)

(344)	–		510	194

		Other businesses and corporate
(7)	(8)	Impairment and gain (loss) on sale of businesses and fixed assets	–	9
(35)	(76)	Environmental and other provisions	(76)	(35)
–	(30)	Restructuring, integration and rationalization costs	(163)	–
(7)	–	Fair value gain (loss) on embedded derivatives	(5)	3
(152)	(14)	Other	(88)	(152)

(201)	(128)		(332)	(175)

(535)	990	Total before taxation	(1,056)	1,164
174	(331)	Taxation credit (charge)(a)	383	(365)

(361)	659	Total after taxation for period	(673)	799

(a)	The figure shown for taxation on non-operating items is calculated using the quarter’s effective tax rate on group profit.

Realizations and marker prices

Third quarter			Nine months
2007	2008		2008	2007

		Average realizations(a)
		Liquids ($/bbl)(b)
72.99	99.80	UK	108.21	62.88
67.47	112.03	US	100.36	59.30
73.56	114.59	Rest of World	105.62	63.88
71.12	111.47	BP Average	103.96	62.00

		Natural gas ($/mcf)
4.89	8.28	UK	8.23	5.84
4.64	7.88	US	7.79	5.44
3.42	5.61	Rest of World	5.28	3.63
3.93	6.49	BP Average	6.32	4.42

		Average oil marker prices ($/bbl)
74.74	115.09	Brent	111.11	67.12
75.24	118.07	West Texas Intermediate	113.49	66.15
76.31	117.16	Alaska North Slope US West Coast	112.68	66.06
69.37	112.85	Mars	107.11	61.67
71.98	113.32	Urals (NWE - cif)	108.18	63.82
41.95	52.94	Russian domestic oil	54.31	36.33

		Average natural gas marker prices
6.16	10.25	Henry Hub gas price ($/mmbtu)(c)	9.74	6.83
30.58	61.48	UK Gas - National Balancing Point (p/therm)	58.44	24.45

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of Month Index.

Operating information

Third quarter			Nine months
2007	2008		2008	2007

		Liquids production for subsidiaries(a)(c) (mb/d) (net of royalties)
151	146	UK	174	202
52	44	Rest of Europe	42	52
475	473	US	520	510
492	465	Rest of World	509	521

1,170	1,128		1,245	1,285

		Natural gas production for subsidiaries(c) (mmcf/d) (net of royalties)
582	504	UK	732	739
26	23	Rest of Europe	23	30
2,186	2,094	US	2,127	2,171
4,232	4,308	Rest of World	4,314	4,217

7,026	6,929		7,196	7,157

		Total production for subsidiaries(b)(c) (mboe/d) (net of royalties)
251	233	UK	300	329
57	47	Rest of Europe	46	57
851	834	US	887	885
1,222	1,208	Rest of World	1,253	1,248

2,381	2,322		2,486	2,519

		Equity-accounted entities (BP share)
1,270	1,342	Total production(b) (mboe/d) (net of royalties)	1,316	1,269

(a)	Crude oil and natural gas liquids.

(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c)	Because of rounding, some totals may not agree exactly with the sum of their component parts.

Notes

1.	Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2007 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

BP prepares its consolidated financial statements included within its Annual Report on Form 20-F in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report on Form 20-F for the year ended 31 December 2008, which do not differ significantly from those used in the Annual Report on Form 20-F for the year ended 31 December 2007.
2.	Resegmentation and other changes to comparatives

(a)	Resegmentation
On 11 October 2007, we announced our intention to simplify the organizational structure of BP. From 1 January 2008, there are only two business segments – Exploration and Production and Refining and Marketing. A separate business, Alternative Energy, handles BP’s low-carbon businesses and future growth options outside oil and gas. This includes solar, wind, gas-fired power, hydrogen, biofuels and coal conversion.

As a result, and with effect from 1 January 2008:
-	The Gas, Power and Renewables segment ceased to report separately.

-	The natural gas liquids (NGLs), liquefied natural gas and gas and power marketing and trading businesses were transferred from the Gas, Power and Renewables segment to the Exploration and Production segment.

-	The Alternative Energy business was transferred from the Gas, Power and Renewables segment to Other businesses and corporate.

-	The Emerging Consumers Marketing Unit was transferred from Refining and Marketing to Alternative Energy.

-	The Biofuels business was transferred from Refining and Marketing to Alternative Energy.

-	The Shipping business was transferred from Refining and Marketing to Other businesses and corporate.
As a result of the transfers identified above, Other businesses and corporate has been redefined. It now consists of the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents) and corporate activities worldwide.

Notes

2.	Resegmentation and other changes to comparatives (continued)

	Resegmented		As reported
	Nine	Third	Nine	Third
	months	quarter	months	quarter
	2007	2007	2007	2007

$ million
Total revenues
Exploration and Production	26,584	8,414	13,442	4,532
Refining and Marketing	179,251	63,516	179,653	63,640
Gas, Power and Renewables	–	–	13,910	4,164
Other businesses and corporate	1,894	680	724	274

Total third party revenues	207,729	72,610	207,729	72,610

Profit before interest and tax
Exploration and Production	19,779	6,297	19,295	6,347
Refining and Marketing	6,009	931	6,046	936
Gas, Power and Renewables	–	–	370	(71)
Other businesses and corporate	(790)	(522)	(739)	(462)

	24,998	6,706	24,972	6,750
Consolidation adjustment	47	103	73	59

Profit before interest and tax	25,045	6,809	25,045	6,809

(b)	Revised income statement presentation
We have implemented a minor change in the presentation of the group income statement whereby the unwinding of the discount on provisions and on other payables is now included within finance costs. Previously, this was included within other finance income or expense. This line item has now been renamed net finance income or expense relating to pensions and other post-retirement benefits. This change does not affect profit before interest and taxation, profit before taxation or profit for the period. The financial information for comparative periods shows the revised presentation, as set out below.

	Nine	Third
	months	quarter
	2007	2007

As reported
$ million
Profit before interest and taxation	25,045	6,809
Finance costs	777	262
Other finance income	(278)	(89)

Profit before taxation	24,546	6,636

As amended
$ million
Profit before interest and taxation	25,045	6,809
Finance costs	985	337
Net finance income relating to pensions and other post-retirement benefits	(486)	(164)

Profit before taxation	24,546	6,636

Notes

2.	Resegmentation and other changes to comparatives (continued)

(c)	Revised definition of net debt
Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis.

Nine
months
and
third
quarter
2007
As reported
$ million
Net debt	22,835
Equity	91,494

Ratio of net debt to net debt plus equity	20%

As amended
$ million
Net debt	22,195
Equity	91,494

Ratio of net debt to net debt plus equity	20%

(d)	Amendment to first and second quarter 2008 consolidation adjustment
The consolidation adjustment for the nine months amounts to $167 million. The consolidation adjustments for the first and second quarters of 2008 have been amended from the amounts previously reported to correct for an error in the calculation for the elimination of unrealised profit arising on transfers of inventory between business segments. The amounts as previously reported and as amended are set out below. The impact of these errors was immaterial for 2007 and so comparative data for 2007 has not been amended.

	First	Second	First
	quarter	quarter	half
	2008	2008	2008

Consolidation adjustment
$ million
As previously reported	(195)	(39)	(234)
As amended	(784)	(221)	(1,005)
Profit for the period attributable to BP shareholders has been reduced by $357 million and $107 million after tax, for the first and second quarters respectively. The error had no impact on the results of the Exploration and Production and Refining and Marketing segments or Other businesses and corporate, which are unchanged.

Further details of the main income statement and balance sheet items impacted by this change are shown in the following tables.

Notes

	First quarter 2008		Second quarter 2008		First half 2008
	As	As	As	As	As	As
	reported	amended	reported	amended	reported	amended

		$ million (except per share amounts)
Group income statement
Profit before taxation	11,993	11,404	14,688	14,506	26,681	25,910
Taxation	4,410	4,192	5,100	5,036	9,510	9,228

Profit for the period	7,583	7,212	9,588	9,470	17,171	16,682

Profit for the period attributable to BP shareholders	7,451	7,094	9,465	9,358	16,916	16,452

Earnings per ordinary share - cents
Profit for the period attributable to BP shareholders	39.47	37.58	50.27	49.70	89.74	87.28

Group balance sheet
Inventories	26,588	25,999	35,182	34,411	35,182	34,411
Deferred tax liabilities	20,165	19,947	20,935	20,653	20,935	20,653
Net assets	99,536	99,165	106,454	105,965	106,454	105,965
BP shareholders’ equity	98,474	98,117	105,356	104,892	105,356	104,892

Notes

3.	Significant transaction in the nine months

In December 2007, BP signed a memorandum of understanding with Husky Energy Inc. to form an integrated North American oil sands business. The transaction was completed on 31 March 2008, with BP contributing its Toledo refinery to a US jointly controlled entity to which Husky contributed $250 million cash and a payable of $2,590 million. In Canada, Husky contributed its Sunrise field to a second jointly controlled entity, with BP contributing $250 million in cash and a payable of $2,267 million. The Toledo refinery assets and associated liabilities were classified as a disposal group held for sale at 31 December 2007.

Both jointly controlled entities are owned 50:50 by BP and Husky and are accounted for using the equity method.

The amounts set out below reflect the initial recording of the transaction at 31 March 2008 and subsequent closing adjustments.

$ million
Income statement
Gains on sale of businesses and fixed assets	806

Profit before taxation	806
Taxation	345

Profit for the period	461

Balance sheet
Non-current assets - investments in jointly controlled entities	4,729
Current liabilities - trade and other payables	266
Non-current liabilities
Other payables	2,001
Deferred tax liabilities	653

2,654

Total liabilities	2,920

Net assets	1,809

Cash flow statement
Investment in jointly controlled entities	(250)

Capital expenditure and acquisitions
Exploration and Production	2,825
Refining and Marketing	1,904

4,729

Including acquisitions and asset exchanges:	1,904

During the nine months, equity-accounted earnings from these jointly controlled entities amounted to $154 million.

BP purchased refined products from the Toledo jointly controlled entity during the nine months amounting to $2,710 million. In addition, BP purchased crude oil from third parties which it sold to the Toledo jointly controlled entity under an agency agreement. The fees earned by BP for this service, and the total amounts receivable and payable at 30 September 2008 under these arrangements, were not significant. BP will also purchase refinery feedstocks from the Sunrise jointly controlled entity once production commences, which is expected in 2012.

Notes

4.	Total revenues

Third quarter			Nine months
2007	2008		2008	2007
$ million			$ million
		By business
14,769	24,694	Exploration and Production	75,053	48,118
63,743	92,458	Refining and Marketing	267,527	180,867
1,002	1,494	Other businesses and corporate	3,941	2,870

79,514	118,646		346,521	231,855

		Less: sales between businesses
6,355	13,043	Exploration and Production	38,747	21,534
227	403	Refining and Marketing	1,632	1,616
322	564	Other businesses and corporate	1,380	976

6,904	14,010		41,759	24,126

		Third party revenues
8,414	11,651	Exploration and Production	36,306	26,584
63,516	92,055	Refining and Marketing	265,895	179,251
680	930	Other businesses and corporate	2,561	1,894

72,610	104,636	Total third party revenues	304,762	207,729

		By geographical area
25,218	40,830	UK	125,929	76,948
19,686	27,230	Rest of Europe	78,693	55,561
26,533	37,714	US	108,602	76,606
19,456	31,889	Rest of World	92,009	56,114

90,893	137,663		405,233	265,229
18,283	33,027	Less: sales between areas	100,471	57,500

72,610	104,636		304,762	207,729

5.	Production and similar taxes

Third quarter			Nine months
2007	2008		2008	2007
$ million			$ million
(34)	57	UK	282	33
955	1,829	Overseas	5,512	2,462

921	1,886		5,794	2,495

6.	Finance costs

Third quarter			Nine months
2007	2008		2008	2007
$ million			$ million
348	314	Interest payable	1,012	1,040
(86)	(31)	Capitalized	(120)	(263)
75	75	Unwinding of discount on provisions	218	208
–	33	Unwinding of discount on other payables	68	–

337	391		1,178	985

Notes

7.	Net finance income relating to pensions and other post-retirement benefits

Third quarter			Nine months
2007	2008		2008	2007
$ million			$ million
555	594	Interest on pension and other post- retirement benefit plan liabilities	1,818	1,639
(719)	(747)	Expected return on pension and other post-retirement benefit plan assets	(2,291)	(2,125)

(164)	(153)		(473)	(486)

8.	Analysis of changes in net debt

Third quarter			Nine months
2007	2008		2008	2007
$ million			$ million
		Opening balance
23,754	30,189	Finance debt	31,045	24,010
2,643	3,593	Less: Cash and cash equivalents	3,562	2,590
379	900	Less: FV asset (liability) of hedges related to finance debt	666	298

20,732	25,696	Opening net debt	26,817	21,122

		Closing balance
25,245	28,300	Finance debt	28,300	25,245
2,410	6,142	Less: Cash and cash equivalents	6,142	2,410
640	149	Less: FV asset (liability) of hedges related to finance debt	149	640

22,195	22,009	Closing net debt	22,009	22,195

(1,463)	3,687	Decrease (increase) in net debt	4,808	(1,073)

(277)	2,627	Movement in cash and cash equivalents excluding (exchange adjustments)	2,626	(261)
(1,164)	1,048	Net cash outflow (inflow) from financing (excluding share capital)	2,315	(751)
(21)	(8)	Other movements	(129)	(45)

(1,462)	3,667	Movement in net debt before exchange effects	4,812	(1,057)
(1)	20	Exchange adjustments	(4)	(16)

(1,463)	3,687	Decrease (increase) in net debt	4,808	(1,073)

          Net debt has been redefined, for further information see Note 2. Amounts for comparative periods are presented on a consistent basis.

Notes

9.	TNK-BP operational and financial information

Third quarter			Nine months
2007	2008		2008	2007

		Production (Net of royalties) (BP share)
830	833	Crude oil (mb/d)	825	833
364	579	Natural gas (mmcf/d)	546	456
892	932	Total hydrocarbons (mboe/d)(a)	919	912

$ million			$ million

		Income statement (BP share)
1,094	1,345	Profit before interest and tax	4,580	2,466
(67)	(71)	Finance costs	(203)	(193)
(289)	(369)	Taxation	(1,224)	(580)
(66)	(56)	Minority interest	(209)	(173)

672	849	Net income	2,944	1,520

		Cash flow
800	300	Dividends received	1,500	1,300

Balance Sheet	30 September	31 December
	2008	2007

Investments in jointly controlled entities	9,621	8,817
Trade and other receivables - Dividends receivable	640	–

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
As previously announced on 4 September 2008, BP and Alfa Access-Renova signed a Memorandum of Understanding. The Memorandum of Understanding sets out the parties’ agreement in principle, subject to execution of definitive agreements, to new commercial principles relating to the governance of TNK-BP, to the potential future sale, at an appropriate time and subject to certain conditions, of up to 20% of a subsidiary of TNK-BP through an initial public offering, and to address the claims between them. Negotiations continue between the parties to reach agreement on definitive documentation.
10.	Inventory valuation
Due to falling oil prices, an expense of $1,217 million has been recognized in the third quarter 2008 and $1,127 million in the nine months ended 30 September 2008 representing the write-down of inventories to their net realisable value.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BP p.l.c.
(Registrant)

Dated: 31 October 2008	/s/ D J Pearl
D J PEARL
Deputy Company Secretary